EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
A DEBTOR-IN-POSSESSION
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in millions)	Three months ended September 30,	Nine months ended September 30,	Year ended December 31,
	----------------	--------------	-----------------------------------------------------------
	2002	2002	2001	2000	1999	1998	1997
	----------------	--------------	-----------------------------------------------------------
Earnings:
Net income (loss)	$ 527	$ 1,592	$1,015	$(3,483)	$ 788	$ 729	$ 768
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-	-	-
Income taxes provision (benefit)	330	1,061	596	(2,154)	648	629	609
Net fixed charges	230 --------	800 --------	1,019 ---------	648 ----------	637 --------	673 --------	628 --------
Total Earnings (Loss)	1,087 =====	3,453 =====	2,630 =====	(4,989) ======	2,073 =====	2,031 =====	2,005 =====
Fixed Charges:
Interest on short-term borrowings and long-term debt, net	222	773	981	616	604	635	586
Interest on capital leases	-	1	2	2	3	2	2
AFUDC debt	8	16	12	6	7	12	17
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	- --------	10 --------	24 ---------	24 ----------	24 --------	24 --------	24 --------
Total Fixed Charges	230 =====	800 =====	1,019 =====	648 ======	638 =====	673 =====	629 =====
Preferred Stock Dividends:
Tax deductible dividends	2	7	9	9	9	9	10
Pretax earnings required to cover non-tax deductible preferred stock dividend requirements	9 --------	21 --------	27 ---------	27 ----------	27 --------	31 --------	39 --------
Total Preferred Stock Dividends	11 --------	28 --------	36 ---------	36 ----------	36 --------	40 --------	49 --------
Total Combined Fixed Charges and Preferred Stock Dividends	$ 241 =====	$ 828 =====	$1,055 =====	$ 684 ======	$ 674 =====	$ 713 =====	$ 678 =====
Ratios of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends	4.51 =====	4.17 =====	2.49 =====	(7.29)(1) ======	3.08 =====	2.85 =====	2.96 =====

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific Gas and Electric Company's less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest of subordinated debentures held by trust, interest on capital leases, and earnings required to cover the preferred stock dividend requirements of majority owned subsidiaries. "Preferred stock dividends" represent pretax earnings, which would be required to cover such dividend requirements.

(1) The ratio of earnings to fixed charges indicates a deficiency of less than one-to-one coverage aggregating $5,673 million.